

Mario Cambardella <mario@servescape.net>

ServeScape / Investor Packet

2 messages

Mario Cambardella <mario@servescape.net>   Fri, Jul 29, 2022 at 4:45 PM
To: nick@farmernick.com

Nick - Something I would like for you to consider (or pass off to someone you think would participate). ServeScape is going to do a WeFunder round. Aka a crowd round. Really just to get some additional marketing dollars and allow some customers to invest (many have asked). We would be shooting for a 60k raise but we need a "lead" investor for the crowd round. Really just a ceremonial title. You don't have to do anything per se. But the optics are good considering your position in the investment/influencer world. You could lead with as little as $1000. And if you didn't feel comfortable doing that financially, I can give you the money back.

Here's the video I have ready to go and my application is complete. I just lack a "lead" investor to participate.

Here's the rest of our "investor packet".

ServeScape is a digital marketplace platform connecting under-marketed plant growers, landscape designers, and local contractors with homeowners through a cost-efficient, customer-oriented supply chain.

The ServeScape team is generating some impressive traction (+$1M run-rate) and have a couple interesting growth opportunities ahead. Atlanta Technology Angels kicked off our preseed round of $500,000 via convertible note. We are currently at 40% raised.

- Executive Summary (3 min. read)
- Video Presentation (4 min. view)
- Deck presentation (13 min. read)

Summary of terms: $6m value cap., 6% interest, 15% discount (for future round investment consideration), 10k minimum investment.

Happy to provide a tour or information session. Book a time that works for your calendar.

Keep going and growing,

Mario

—
Mario Cambardella PLA APA
ServeScape
c: 706-461-0029
o: 678-827-2273

Please take a moment to leave us a review: ServeScape Google Review

Mario Cambardella <mario@servescape.net>   Fri, Jul 29, 2022 at 5:47 PM

To: nick@farmernick.com

Nick! Super pumped!!

Thanks so much for participating as our LEAD investor on Wefunder!

Couple of important notes:

Who is qualified to be a Lead Investor?

- They invest at least $1,000 in your company on the same terms as other Wefunder investors.
- They are not an officer, employee, a family member, or have a conflict of interest.
- They are willing to provide a quote (text or video) to Wefunder investors about why they have agreed to be the Lead Investor.
- Note that the investor does not need to be accredited in order to serve as the Lead Investor.

The WeFunder raise platform has a "testing the waters" period. 'Testing the waters' lets founders gauge investor interest prior to completing legal compliance work. They're able to launch a pitch, spread the word and have supporters reserve spots in their offering. More info on this here. I'm going to launch the "testing the waters" phase as soon as possible so that we can possibly get to the open platform by August 10th.

1. Founders must include this disclosure in all public communications (emails, ads, posts, etc.) before filing their legal work – they'll have to file screenshots of each communication alongside their Form C! They must also direct people to their Wefunder pitch page to see any offering terms. All advertising guidelines here.

2. Reservations are non-binding – no money is sent to the company. Once a company finalizes its contract terms and finishes all other legal disclosures, investors will receive an email asking them to confirm their investments.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. This copy can be found here.

You should see an invite to be the lead investor. Just let me know if you don't see that.

More details to come, but this is all for now! Appreciate you!!

Mario

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   